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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2004
Commission File Number: 000-49946

Alamos Gold Inc.

(Translation of registrant's name into English)

Suite 1503, 110 Yong Street
Toronto, Ontario, Canada M5C 1T4
(Address of principal executive offices)

Suite 1400 – 400 Burrard Street
Vancouver, British Columbia, Canada V7X 1A6
(Former Name or Former Address, if Changed Since Last Report)

1. Material Change Reports, 3/30/04, 4/1/04, 4/13/04
2. Record of Meeting Notice, 4/19/04
3. Recipient Agency Notices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F..XXX.... Form 40-F..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MATERIAL CHANGE REPORT

Form 53-901F under Section 85(1) of the British Columbia Securities Act
Form 27 under Section 118(1) of the Alberta Securities Act
Form 27 under Section 75(2) of the Ontario Securities Act
(Individually, the "Act" and collectively, the "Securities Acts")

1.   Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Alamos Gold Inc. ("Alamos Gold")
Suite 1503, 110 Yonge Street
Toronto, ON   M5C 1T4

2.   Date of Material Changes

State the date of the material change. March 30, 2004

3.   Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1)(BC), Section 118(1) (AB) and Section 75(1) (ON) of the Securities Act.

The press release dated March 30, 2004 was filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4.   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Alamos Gold announced that has engaged RBC Capital Markets as Lead Agent and McFarlane Gordon Inc., BMO Nesbitt Burns Inc., GMP Securities Ltd. and Haywood Securities Inc. as Co-Agents (collectively the "Agents") in connection with a best efforts private placement of 8.7 million units at a price of $3.00 per unit, subject to regulatory acceptance.

5.   Full Description of Material Change

Alamos Gold announced that it has engaged RBC Capital Markets as Lead Agent and McFarlane Gordon Inc., BMO Nesbitt Burns Inc., GMP Securities Ltd. and Haywood Securities Inc. as Co-Agents (collectively the "Agents") in connection with a best efforts private placement of 8.7 million units at a price of $3.00 per unit. Each unit will consist of one common share in the capital of Alamos Gold and one-half of one share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional share of Alamos Gold at a price of $3.50 for a two-year period following closing. The common shares and the warrants comprising the units will be separable immediately upon closing.

In addition, Alamos Gold has granted the Agents an option (the "Agents' Option") to offer up to an additional 1.3 million units on the same terms described above. The Agents' Option may be exercised at any time prior to 5:00 p.m. on April 1, 2004.

Gross proceeds from the private placement totalling $26.1 million ($30.0 million if the Agents' Option is exercised in full) will be used by Alamos Gold to fund development projects and for general corporate purposes. A 6% commission on the gross proceeds from the financing will be paid to the agents. This transaction is subject to regulatory acceptance.

6. Reliance on Section 85(2) (BC), Section 118(2) (AB) and Section 75(3) (ON) of the Securities Acts

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officers

The following senior officer of Alamos Gold is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

John A. McCluskey
President and Chief Executive Officer
Tel: 416-368-9932
Fax: 416-368-2934

9. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, B.C., this 31st day of March, 2004.

/s/ Sharon L. Fleming

Sharon L. Fleming, Corporate Secretary

IT IS AN OFFENCE UNDER THE *SECUTIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE *SECURITIES ACT*, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

MATERIAL CHANGE REPORT

Form 53-901F under Section 85(1) of the British Columbia Securities Act
Form 27 under Section 118(1) of the Alberta Securities Act
Form 27 under Section 75(2) of the Ontario Securities Act
Under Section 73 of the Quebec Securities Acts
(Individually, the "Act" and collectively, the "Securities Acts")

1. **Reporting Issuer**

   State the full name and address of the principal office in Canada of the reporting issuer:

   Alamos Gold Inc. ("Alamos Gold")
   Suite 1503, 110 Yonge Street
   Toronto, ON   M5C 1T4

2. **Date of Material Changes**

   State the date of the material change. April 1, 2004

3. **Press Release**

   The press release dated April 1, 2004 was filed with the TSX Venture Exchange and the British Columbia, Alberta, Ontario and Quebec Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4. **Summary of Material Change**

   Provide a brief but accurate summary of the nature and substance of the material change.

   Alamos Gold announced that RBC Dominion Securities, acting as lead agent and McFarlane Gordon Inc., BMO Nesbitt Burns Inc., GMP Securities Ltd. and Haywood Securities Inc., as co-agents in connection with a private placement underwriting on behalf of Alamos Gold, will exercise the option to subscribe for an additional 1,300,000 units at an exercise price of $3.00 per share. This increases the brokered private placement to a total of 10 million units, raising gross proceeds $30 million dollars.

5. **Full Description of Material Change**

   Alamos Gold announced that RBC Dominion Securities, acting as lead agent and McFarlane Gordon Inc., BMO Nesbitt Burns Inc., GMP Securities Ltd. and Haywood Securities Inc., as co-agents in connection with a private placement underwriting on behalf of Alamos Gold, have notified the Company that they will exercise the option to subscribe for an additional 1,300,000 units at an exercise price of $3.00 per share as described in the Company's new release of March 31, 2004. This increases the brokered private placement to a total of 10 million units, raising gross proceeds $30 million dollars.

   The unit offering consists of one common share of Alamos, and one half on one share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional share of Alamos at a price of $3.50 for a two year period following closing.

6.   Reliance on Section 85(2) (BC), Section 118(2) (AB), Section 75(3) (ON) and Section 74 (QC) of the Securities Acts

Not applicable.

7.   Omitted Information

Not applicable.

8.   Senior Officers

The following senior officer of Alamos Gold is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

John A. McCluskey
President and Chief Executive Officer
Tel: 416-368-9932
Fax: 416-368-2934

9.   Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, B.C., this 1st day of April, 2004.

/s/ Sharon L. Fleming

Sharon L. Fleming, Corporate Secretary

MATERIAL CHANGE REPORT

Form 53-901F under Section 85(1) of the British Columbia Securities Act
Form 27 under Section 118(1) of the Alberta Securities Act
Form 27 under Section 75(2) of the Ontario Securities Act
Under Section 73 of the Quebec Securities Acts
(Individually, the "Act" and collectively, the "Securities Acts")

1.   Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Alamos Gold Inc. ("Alamos Gold")
Suite 1503, 110 Yonge Street
Toronto, ON   M5C 1T4

2.   Date of Material Changes

State the date of the material change. April 13, 2004

3.   Press Release

The press release dated April 13, 2004 was filed with the TSX Venture Exchange and the British Columbia, Alberta, Ontario and Quebec Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4.   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Alamos Gold announced that it has closed the private placement offering of 10 million units (including 1.3 million units issued upon the exercise of the agents' over-allotment option) at a price of $3 per unit. Gross proceeds from the private placement total $30 million.

5.   Full Description of Material Change

See attached April 13, 2004 Alamos Gold press release.

6.   Reliance on Section 85(2) (BC), Section 118(2) (AB), Section 75(3) (ON) and Section 74 (QC) of the Securities Acts

Not applicable.

7.   Omitted Information

Not applicable.

8.   Senior Officers

The following senior officer of Alamos Gold is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

John A. McCluskey
President and Chief Executive Officer
Tel: 416-368-9932
Fax: 416-368-2934

9.   Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, B.C., this 13th day of April, 2004.

/s/ Sharon L. Fleming

_____
Sharon L. Fleming
Corporate Secretary

 Alamos Gold Inc

Suite 1503, 110 Yonge Street
Toronto, Ontario
Canada M5C 1T4
Telephone: (416) 368-9932
Facsimile: (416) 368-2934

Email: info@alamosgold.com

Website: www.alamosgold.com
Trading Symbol: AGI (TSX Venture)

April 13, 2004

Alamos Gold Inc. Announces Closing of $30.0 M Private Placement

Toronto, Ontario – April 13, 2004 - Alamos Gold Inc. ("Alamos Gold") is pleased to announce that it has closed the private placement offering of 10.0 million units (including 1.3 million units issued upon the exercise of the agents' over-allotment option) at a price of $3.00 per unit. Each unit consists of one common share in the capital of Alamos Gold and one-half of one share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional share of Alamos Gold at a price of $3.50 for a two-year period following closing.

RBC Capital Markets led a syndicate of agents including McFarlane Gordon Inc., BMO Nesbitt Burns Inc., GMP Securities Ltd. and Haywood Securities Inc. with respect to the offering. The offering was fully subscribed.

Gross proceeds from the private placement totaling $30.0 million will be used by Alamos Gold to fund development projects and for general corporate purposes.

Alamos Gold's common shares are traded on the TSX Venture Exchange under the symbol "AGI".

- 30 –

For further information about Alamos Gold Inc., please visit Alamos' website at http://www.alamosgold.com or contact:

John A. McCluskey	**Victoria Vargas de Szarzynski**
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Fax: 416-368-2934	Fax: 416-368-2934
Email: jmccluskey@alamosgold.com	Email: vvargas@alamosgold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689 -9853 F: (604) 689-8144

April 16, 2004

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer: **Alamos Gold Inc.**	
ISIN:	CA0115271086
Meeting Date:	June 21, 2004
Record Date for Notice:	May 12, 2004
Record Date for Voting:	May 12, 2004
Beneficial Ownership Determination Date:	May 12, 2004
Class of Securities Entitled to Receive Notice:	
Common Class of Securities Entitled to Vote:	
Common Business Type:	Non-Routine
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	All Holders

If you require further information, please contact:

"Yasmin Juma"

Yasmin Juma
PACIFIC CORPORATE TRUST COMPANY

/ps

cc: Alberta Securities Commission	cc: P.E.I. Securities Commission
cc: Manitoba Securities Commission	cc: Quebec Securities Commission
cc: New Brunswick Securities Commission	cc: Saskatchewan Securities Commission
cc: Newfoundland Securities Commission	cc: Registrar of Securities - NT
cc: Nova Scotia Securities Commission	cc: Registrar of Securities - YT
cc: Ontario Securities Commission	cc: Nunavut
cc: TSX Venture Exchange	cc: CDS Inc.

 **Alamos Gold Inc.**

Suite 1503, 110 Yonge Street
Toronto, Ontario
Canada   M5C 1T4
Telephone: (416) 368-9932
Facsimile: (416) 368-2934

Email: info@alamosgold.com

Website: www.alamosgold.com
Trading Symbol: AGI (TSX Venture)

April 5, 2004

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange – BC

To Whom It May Concern:

Re: Adding a Recipient Agency to this Filing

We have prepared this letter for the sole purpose of adding **Autorite Des Marches Financiers** as a recipient agency to this filing.

Yours truly,

ALAMOS GOLD INC.

/s/ Sharon L. Fleming

Sharon L. Fleming
Corporate Secretary

/sf

PACIFIC CORPORATE FILING SERVICES LTD

10th Floor - 625 Howe Street Vancouver BC V6C 3B8
T 604 691-7374 F 604 689-8144

April 5, 2004

RE: ADDING A RECIPIENT AGENCY TO THIS FILING

To Whom it May Concern:

We have prepared this letter for the sole purpose of adding:

AUTORITÈ DES MARCHÈS FINANCIERS

as an additional Recipient Agency to this filing.

Thank you.

" Alaric"

ALARIC
Sedar Administrator
PACIFIC CORPORATE FILING SERVICES LTD
A/ax

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.
(Registrant)

April 21, 2004   By: /s/ Sharon L. Fleming
Date   Sharon L. Fleming
                                            Corporate Secretary